Demotech, Inc.

Form NRSRO – Annual Certification

March 2023

Exhibit 3

Policies and Procedures to Prevent the Misuse of Material, Nonpublic Information

2715 Tuller Parkway Dublin, Ohio 43017-2310
Tel: 614 761-8602 800 354-7207 Fax: 614 761-0906
www.demotech.com

Demotech, Inc.

Policy for the Treatment of Confidential Information

1. **Introduction and Purpose**

   During the course of its review and rating process, Demotech and its employees may receive or have access to confidential information, including material, nonpublic information. Demotech has adopted this policy in order to uphold its standards of integrity and responsibility, and to prevent the misuse of material, nonpublic information.

2. **Definitions**

   (a) The term "Confidential Information," as used within this policy, means all information possessed by Demotech that is not generally available to the public, and includes nonpublic information provided by an issuer or obligor in relation to Demotech's rating services, information that has not been authorized for public release, information about a pending rating action, and nonpublic information about Demotech's rating procedures and methodologies. Confidential Information includes "material, nonpublic information" which means information not known to the public that might have an effect on the market for a security or that might affect the decision of a reasonable investor. Confidential Information is not limited to information that is marked "confidential" or "proprietary."

   (b) Confidential Information does not include information that was known by or generally available to the public at the time it was received, was disclosed to Demotech as public information, has become generally available to the public other than by an unauthorized action of Demotech, is authorized for disclosure by the disclosing party, or is required to be disclosed by law.

   (c) Should a Demotech employee have any doubt as to whether information should be treated as Confidential Information, that employee should presume that such information is Confidential Information and seek guidance on the nature of the information from a supervisor or the Designated Compliance Officer.

   (d) "Authorized persons" shall mean Demotech's officers, directors, and employees, who have a need to know the Confidential Information in order to perform their work duties.

3. **Protection and Use of Confidential Information**

   (a) Demotech and its employees shall not disclose or otherwise make available Confidential Information to any unauthorized persons, except as may otherwise be permitted by the party disclosing the Confidential Information, or as required by applicable law.

   (b) Demotech and its employees shall use Confidential Information only for purposes related to Demotech's rating activities or otherwise in accordance with any agreement between Demotech and the disclosing party. Confidential Information may be disclosed to, or accessed by, only those Demotech employees who have a need to know such information to perform their work duties.

   (c) Demotech and its employees shall take all reasonable measures to safeguard the confidential and nonpublic nature of Confidential Information and to protect Confidential Information from fraud, theft, misuse, or inadvertent disclosure. The following guidelines should be considered when handling Confidential Information:



(i)	Documents, records and other items containing Confidential Information should not be left unattended where an unauthorized person may have access to them, and should be stored so as to prevent unauthorized access;
(ii)	Documents, records, and other items containing Confidential Information must not be provided to unauthorized persons. Employees should understand the nature of the information they are providing and the status of the person to whom they are providing such information;
(iii)	When participating in calls or meetings, employees should understand the nature of any information being discussed, what information is Confidential Information, and which parties are privy to such Confidential Information. Employees should not disclose information if they are unsure of the nature of the information or the status of the party with whom they are interacting;
(iv)	Employees should use only their Demotech email addresses for communications with rated entities or their representatives. Confidential Information must be maintained on Demotech information technology systems, must not be communicated to or from a Demotech employee's personal email address, and may be disclosed only to authorized persons;
(v)	Confidential Information may be accessed, stored or transmitted only on Demotech devices, and must not be accessed, stored, or transmitted on personal devices, except to the extent that an employee is using a personal device to connect to a Demotech system remotely through a Demotech-approved remote connection system, software or technology. Confidential Information stored on an external storage device must be password protected and the employee must use reasonable care to safeguard the device;
(vi)	When outside the office, employees should exercise due care so as not to disseminate Confidential Information to unauthorized persons.

(d) Employees shall not purchase, sell, or otherwise benefit from any transaction in securities or money market instruments when the employee is aware of Confidential Information obtained in connection with Demotech's rating activities that affects the securities or money market instruments. Employees shall not share Confidential Information to advantage another person in trading securities or for any other purpose except the conduct of Demotech's business activities.

(e) Employees shall not disseminate any Confidential Information about specific rating opinions or possible future rating actions of Demotech prior to Demotech's public issuance of the rating, except to the issuer or obligor, their designated agents, or as may be required by applicable law.

(f) Unless otherwise prohibited by an agreement or understanding with a disclosing party, Demotech may disclose aggregated data or summarized information consolidated from multiple sources that may otherwise contain Confidential Information as long as the identity or Confidential Information of particular disclosing parties cannot be ascertained from such aggregations or summarizations. Demotech may disclose general trends or outlooks regarding future rating actions for certain classes of insurers or geographic locations, as long as it does not disclose Confidential Information pertaining to any particular rated entity.

(g) Employees who are not authorized to possess, access, or otherwise receive Confidential Information shall not attempt to obtain such information from another employee and shall not knowingly access files, documents, or other items containing Confidential Information.

(h) Employees who violate this policy or misuse of Confidential Information may be subject to disciplinary action by Demotech.

(i) This policy shall also apply to members of Demotech's board of directors.

Effective Date: 07/06/2022